

January 6, 2010

Mr. Manuel Pablo Zúñiga-Pflücker
President and Chief Executive Officer
BPZ Resources, Inc.
580 Westlake Park Blvd., Suite 525
Houston, TX 77079

> **Re: BPZ Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 9, 2009**
> **Response letter dated December 3, 2009**
> **File No. 1-12697**

Dear Mr. Zúñiga-Pflücker:

       We have reviewed your filings and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Conditions and results of Operations

Critical Accounting Policies, page 48

1.   In the Staff interpretive guidance issued in December 2003 regarding management's discussion and analysis of financial condition and results of operations, the Staff advised that companies should consider whether they have made accounting estimates or assumptions where:

- the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

- the impact of the estimates and assumptions on financial condition or operating performance is material.

If so, companies should provide disclosure about those critical accounting estimates or assumptions in their MD&A. In this regard, please tell us what consideration you gave to providing such disclosure regarding your proved reserve estimates.

Notes to Consolidated Financial Statements

Note 10 Stockholders' Equity

Merger Earn-Out Shares — Stock Dividend, page 79

2.   We note your response to our prior comment number four and are unable to agree with your conclusions. Please revise your financial statements and related disclosures to properly reflect the issuance of the common shares issued in 2007 as a stock dividend in accordance with the guidance found in ARB 43, Chapter 7, Section B. Please contact us if you wish to discuss.

Definitive Proxy

Executive Compensation

3.   We note your responses to prior comments six through nine from our letter dated November 24, 2009. In the event you amend the Form 10-K, please include all the disclosure that Item 11 of Form 10-K requires, giving effect to the staff's prior comments.

Engineering Comments

Reserve Report

4.   In the Netherland Sewell & Associates reserve report as of December 31, 2008, they forecast in the Total Proved Reserve case that in 2009 you would produce 3,791,745 barrels of oil. However, we note that in your 10-Q as of September 30, 2009 you had only produced 744,000 barrels of oil. Please tell us why you believed this production estimate was reasonably certain at December 31, 2008 given your 2008 and 2009 production results.

5.   Likewise, please explain to us why you believe an estimate for 2009 production in the Proved Producing Reserve case of 1,546,455 barrels of oil was reasonably certain given your prior year production of 826,534 barrels of oil. Although the CX11-21XD well was shut in on December 31, 2008, it is not clear why you would expect this well to double the production rate of all four wells.

6.   Please explain why you believe you will be able to produce your entire proved reserves in only five years, especially when 75% of these reserves are undeveloped. We are not aware of any reservoir that is 75% undeveloped and depleted in such a short period of time. In this regard, we note that your 2009 production has remained relatively flat when compared to the previous year.

7.   Finally, please tell us how you considered the facts identified in the preceding comments individually and in the aggregate when preparing your Standardized Measure value at December 31, 2008.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director